September 23, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant Mr. Don Abbott, Senior Staff Accountant Mr. Frank Wyman, Staff Accountant

Re:	Fairfax Financial Holdings Limited (“Fairfax”) Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 6, 2009 File No. 1-31556
Dear Sirs/Mesdames:
We hereby acknowledge receipt of the comment letter dated September 9, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments. Page number references herein refer to the page numbers of the Fairfax 2008 Annual Report appearing as Exhibits 2 and 3 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Fairfax (sometimes herein called “the Company”) intends to include the revised disclosure contemplated subsequently in this letter with respect to financial periods covered by its reports on Form 40-F and Form 6-K, as applicable, beginning with the Company’s Interim Report filed on Form 6-K for the period ending September 30, 2009 and its Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009.
For purposes of clarity in reading the following responses and commentary, the reader is advised that the Company has accounted for all of its credit default swap contracts and total return swap contracts under Canadian and US GAAP as freestanding derivatives carried at fair value on the consolidated balance sheets, with changes in fair value recorded in net gains (losses) on investments in the consolidated statements of net earnings. Accordingly, as the Company has not applied hedge accounting as contemplated in the Canadian and US GAAP accounting pronouncements to any of its derivative contracts, all references to hedging activities in the responses which follow refer solely to economic hedging activities.
Form 40-F for fiscal year ended December 31, 2008
18. Financial Risk Management, page 60
1.	Please refer to prior comments three, four and six. Please revise your disclosure to explain how you revised the financial objectives of your hedging programs given market conditions and the impact of your sales and close out transactions in 2008 in order to effectively manage the Company’s future credit risk and market risk.

Response 1: Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending September 30, 2009 and in the Company’s Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009, the Company will include a discussion of the financial objectives of the Company’s hedging programs intended to manage future credit risk and market risk. See Appendices 1 and 2 for pro forma presentations of the Company’s proposed revised note disclosures based upon the results reported for the fiscal year ended December 31, 2008.
Exhibit 3
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Components of Net Earnings
Net gains on investments, page 111
2.	Please refer to prior comments eight and nine. We acknowledge the information provided in your responses, particularly how you employ derivative instruments to mitigate financial risks arising principally from your investment holdings and balances recoverable from reinsurers. The impact of these derivative instruments and related hedged items, as presented in Notes 3 and 4 of your financial statements, appears to have been summarized in Appendix 1 of your response. Please disclose this summarized information in future filings along with an explanation quantifying the effects that the key factors of your hedging programs had on the Company’s financial position, results of operations and cash flows as of and for each period presented.

Response 2: Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending September 30, 2009 and in the Company’s Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009, the Company will include tables summarizing the impact of derivative instruments and related hedged items along with an explanation quantifying the effects that the key factors of the Company’s hedging program had on the Company’s financial position, results of operations and cash flows as of and for each period presented. See Appendices 1 and 2 for a pro forma presentation of the Company’s proposed revised note disclosures based upon the results reported for the fiscal year ended December 31, 2008. The Company has determined that the disclosures described in the Staff’s comment closely resemble the disclosure requirements of Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133 (“SFAS 161”) which the company adopted on January 1, 2009. Therefore, in accordance with SFAS 161, the Company intends to make these disclosure revisions in its consolidated financial statements rather than in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.
3.	You assert in your responses to comments 3, 4 and 7 that it is not possible to “definitively quantify” how your derivative instruments and related hedged items are expected to affect your future financial position, results of operations and cash flows. Please revise your MD&A to describe and quantify the “reasonably likely” future impact of your hedging programs. Otherwise, disclose the risks, data limitations, market uncertainties or other factors that prohibit you from providing this information.

Response 3: Beginning with the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Interim Report filed on Form 6-K for the period ending September 30, 2009 and in the Company’s Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009, the Company will include an explanation as to why it is not possible to quantify the “reasonably likely” future impact of the company’s hedging programs as it pertains to managing credit risk. As a result of the Company having discontinued its equity hedges in 2008, it will not be possible to describe and quantify the future impact of equity market price risk hedging programs. See Appendix 3 for a pro forma presentation of the Company’s proposed revised disclosure related to credit risk management based upon the results reported for the fiscal year ended December 31, 2008.

As a result of the Company having discontinued its equity hedging program in the fourth quarter of 2008, the Company is unable to disclose the “reasonably likely” future impact of the Company’s hedging programs as it pertains to managing equity market price risk, however the Company will describe the risk management strategies it intends to follow in the future. Should the Company undertake any new hedging activities related to its equity risk exposure, the Company will determine the extent to which it is possible to quantify the future impact of such a hedging strategy and will undertake to satisfy the requirement to disclose this quantification. Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending September 30, 2009 and in the Company’s Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009, the Company will include disclosure highlighting the discontinuation of the Company’s equity hedging program in the fourth quarter of 2008 and the risk management strategies it intends to follow in the future. See Appendix 2 for a pro forma presentation of the Company’s proposed revised disclosure related to equity risk management based upon the results reported for the fiscal year ended December 31, 2008.

4.	Please refer to prior comment 11. We acknowledge the information provided in your response. Please confirm to us that you will incorporate this information in future filings.

Response 4: Beginning with the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Interim Report filed on Form 6-K for the period ending September 30, 2009 and in the Company’s Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009, the Company will include disclosure of the material terms of its credit default swap contracts, including the identity of counterparties to these transactions, the specific covered financial risks, the defined credit events and collateral posting requirements, as well as the nature of events and conditions that trigger them. See Appendix 3 for a pro forma presentation of the Company’s proposed revised disclosure based upon the results reported for the fiscal year ended December 31, 2008.
* * * * * * * * * * * * * * * *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or g_taylor@fairfax.ca.
Yours very truly,
Greg Taylor
Vice President and Chief Financial Officer

cc:	V. Prem Watsa, Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited Bruce Winter, Partner PricewaterhouseCoopers LLP

Appendix 1
Fairfax Financial Holdings Limited
Response to SEC Comment Letter of September 9, 2009
Pro forma Disclosure Revision — Revised financial objectives of hedging programs
     The following is a pro forma presentation of information disclosed in notes to the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) relating to its credit risk hedging activities as reported in the Company’s Annual Report filed on Form 40-F for the fiscal year ended December 31, 2008. This disclosure will be included in notes to financial statements included in its Interim Report filed on Form 6-K for periods ending on or after September 30, 2009 and in its Annual Report filed on Form 40-F for fiscal years ending on or after December 31, 2009:
18. Financial Risk Management — Credit Risk, page 61
Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and thereby causes financial loss to another party. The company’s exposure to credit risk is concentrated in two specific areas: investment assets and underwriting and operating balances, including on balances recoverable and receivable from reinsurers on ceded losses (including ceded incurred losses, ceded paid losses and ceded unearned premiums) and accounts receivable.
The aggregate gross credit risk exposure at December 31, 2008 (without taking into account amounts pledged to and held by the company as collateral of $1,307.1 (2007 — $2,358.5)) was $21,366.0 (2007 — $23,699.6) and was comprised as follows:

	December 31,
	2008	2007
Gross recoverable from reinsurers	4,234.2	5,038.5
Bonds
U.S., Canadian and other government	2,441.8	8,374.1
Corporate and other and U.S. states and municipalities	6,212.8	2,138.2
Derivatives (primarily credit default swaps)	455.5	1,213.4
Accounts receivable	1,688.7	1,906.9
Cash and short term investments	6,333.0	5,028.5

Total gross exposure	21,366.0	23,699.6

Since 2003, the company has used credit default swap contracts referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry as an economic hedge of risks affecting specific financial assets (recoverables from reinsurers), exposures potentially affecting the fair value of the company’s fixed income portfolio (principally investments in fixed income securities classified as corporate and other and U.S. states and municipalities in the company’s consolidated financial statements) and of broader systemic risk. The company’s holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, the company revised the financial objectives of its hedging program by determining not to replace its credit default swap hedge position as sales or expiries occurred based on the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument), the fact that the company’s capital and liquidity had benefited significantly from more than $2.4 billion in cash proceeds of sales of credit default swaps realized since 2007, and the company’s judgment that its exposure to elevated levels of credit risk had moderated and that as a result the company had made the determination that its historical approaches to managing credit risk (as described below) were once again satisfactory as a means of mitigating the company’s exposure to credit risk arising from its exposure to financial assets. As a result, the effects that credit default swaps as hedging instruments may be expected to have on the company’s future financial position, liquidity and operating results may be expected to diminish significantly relative to the effects in recent years. The company may initiate new credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.
The table that follows summarizes the pre-tax impact on the company’s consolidated statement of comprehensive income of the company’s risk management program to mitigate credit risk:

	December 31,
	2008	2007
	($ millions)
Net gains on credit default swap contracts	1,290.5	1,145.0
Net gains on bonds — corporate and other and U.S. states and municipalities	(359.4)	10.2
Change in unrealized gains on bonds — available for sale corporate and other and U.S. states and municipalities	(32.2)	(57.0)
Other than temporary impairments recorded on bonds	(29.1)	(15.0)
Credit losses recorded on reinsurance recoverable	(15.0)	(46.2)
Investments in Debt Instruments
The company’s risk management strategy is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. While the company reviews third party ratings, it carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, invest in credit default swaps to further mitigate credit risk exposure.
The following table presents the composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings.

	December 31, 2008		December 31, 2007
	Carrying		Carrying
Issuer Credit Rating	value	%	value	%
AAA	6,512.5	75.2	8,814.3	83.8
AA	1,377.8	15.9	1,401.0	13.3
A	194.9	2.3	1.4	0.0
BBB	2.1	0.0	146.1	1.4
BB	10.0	0.1	18.3	0.2
B	232.0	2.7	39.1	0.4
Lower than B and unrated	325.3	3.8	92.1	0.9

Total	8,654.6	100.0	10,512.3	100.0

At December 31, 2008, 93.4% (2007 — 98.5%) of the fixed income portfolio at carrying value was rated investment grade, with 91.1% (2007 — 97.1%) (primarily consisting of government obligations) being rated AA or better. As of December 31, 2008, holdings of fixed income securities in the ten issuers (excluding federal governments) to which the company had the greatest exposure was $2,619.4, which was approximately 13.1% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held as of December 31, 2008 was $321.1, which was approximately 1.6% of the total investment portfolio.
The consolidated investment portfolio included $4.1 billion in U.S. state, municipal and other tax-exempt bonds, almost all of which were purchased during 2008. Of the $4.0 billion held in the subsidiary investment portfolios at December 31, 2008, approximately $3.5 billion were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that that insurance significantly mitigates the credit risk associated with these bonds.
Subsidiary portfolio investments and holding company investments included $415.0 (2007 — $1,119.1) at fair value of credit default swaps (with a remaining average life of approximately 3.3 years (2007 — 4.0 years)) referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which served as an economic hedge against declines in the fair value of the company’s financial assets as described previously. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at December 31, 2008, all of which consists of government securities, is $285.1 (2007 — $886.0), $107.6 of which (2007 — nil) the company has the right to sell or repledge, and $177.5 (2007 — $886.0) of which the company does not have the right to sell or repledge.

Appendix 2
Fairfax Financial Holdings Limited
Response to SEC Comment Letter of September 9, 2009
Pro forma Disclosure Revision — Revised financial objectives of hedging programs
     The following paragraph is a pro forma presentation of information disclosed in notes to the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) relating to its market price risk hedging activities as reported in the Company’s Annual Report filed on Form 40-F for the fiscal year ended December 31, 2008. This disclosure will be included in notes to financial statements included in its Interim Report filed on Form 6-K for periods ending on or after September 30, 2009 and in its Annual Report filed on Form 40-F for fiscal years ending on or after December 31, 2009:
18.   Financial Risk Management — Market Price Fluctuations, page 65
Market Price Fluctuations
The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company had held short positions effected by way of equity index-based exchange-traded securities including the SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. In November 2008, following significant declines in global equity markets, the company revised the financial objectives of its hedging program on the basis of its assessment that elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions.  During the remainder of the fourth quarter of 2008, the company significantly increased its investments in equities as a result of the opportunities presented by significant declines in valuations. In the absence of the company’s equity hedges, the company will continue to manage its exposure to market price fluctuations through policies designed to monitor and limit its individual issuer exposures and aggregate equity exposure as described previously. The company may initiate new total return swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so. As at December 31, 2008, the company had aggregate equity holdings with fair value of $4,816.5 (common stocks of $4,241.2 plus investments, at equity of $575.3). As at December 31, 2007, the company had aggregate equity holdings with fair value of $3,338.2 (common stocks of $2,852.5 plus investments, at equity of $485.7) and had short positions in the form of SPDRs, common stocks and total return swaps with an aggregate fair value and notional amount of $2,856.9 (as described in note 4), representing 85.6% of the company’s aggregate equity holdings. In addition, the company held S&P 500 index call options with a notional amount of $2,480.0 to limit the potential loss on short equity positions as at December 31, 2007.
The table that follows summarizes the pre-tax impact on the company’s consolidated statement of comprehensive income of the company’s risk management program to mitigate market price risk:

	December 31,
	2008	2007
	($ millions)
Net gains on common stock and equity index short positions (including equity index call options)	2,079.6	143.0
Net realized gains on common stocks	20.6	140.5
Change in net unrealized gains on common stocks — available for sale	(499.3)	50.5
Other than temporary impairments recorded on common stocks	(966.4)	(87.3)
The table that follows summarizes the potential impact of a 10% change in the company’s equity and equity-related holdings (including equity hedges where appropriate) on the company’s pre-tax other comprehensive income and pre-tax net income for the years ended December 31. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all the company’s equity and equity-related instruments move according to a one-to-one correlation with global equity markets.

	2008		2007
	Effect on other	Effect on	Effect on other	Effect on
	comprehensive income	net income	comprehensive income	net income
Change in global equity markets	(pre-tax)	(pre-tax)	(pre-tax)	(pre-tax)
10% increase	398.3	8.1	285.3	(285.7)
10% decrease	(398.3)	(8.1)	(285.3)	285.7
Generally, a 10% decline in global equity markets would decrease the value of the company’s equity investment holdings resulting in decreases, in the company’s pre-tax other comprehensive income as the majority of the company’s equity investment holdings are classified as available for sale. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity investment holdings resulting in increases in the company’s pre-tax other comprehensive income. For the year ended December 31, 2007, the effect of changes in global equity markets on pre-tax other comprehensive income was substantially offset by the effect on pre-tax net income indicative of the company’s equity hedges effected primarily through positions in derivatives and securities sold but not yet purchased where changes in realized and unrealized gains and losses are recognized in the consolidated statement of earnings.

As of December 31, 2008, the company’s equity related holdings in the ten issuers to which the company had the greatest exposure was $2,465.9 which was approximately 12.4% of the total investment portfolio. The exposure to the largest single issuer of equity related holdings held as of December 31, 2008 was $453.4 which was approximately 2.3% of the total investment portfolio.

Appendix 3
Fairfax Financial Holdings Limited
Response to SEC Comment Letter of September 9, 2009
Pro forma Disclosure Revision — Revised financial objectives of hedging programs
     The following paragraph is a pro forma presentation of information disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fairfax Financial Holdings Limited (the “Company”) relating to disclosure of the material terms of the Company’s credit default swap contracts, including the identity of counterparties to these transactions, the specific covered financial risks, the defined credit events and collateral posting requirements, as well as the nature of events and conditions that trigger them as reported in the Company’s Annual Report filed on Form 40-F for the fiscal year ended December 31, 2008. This disclosure will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Interim Report filed on Form 6-K for periods ending on or after September 30, 2009 and in its Annual Report filed on Form 40-F for fiscal years ending on or after December 31, 2009:
Exhibit 3
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Components of Net Earnings
Net gains on investments, page 111
The purchased credit protection positions held by the company at December 31, 2008 comprised a diversified portfolio of industry-standard credit default swap contracts referenced to approximately two dozen entities in the global financial services industry. At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years from the contract’s inception. The credit events, as defined by the respective credit default swap contracts establishing the rights to recover amounts from the counterparties, are comprised of ISDA standard credit events which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. All credit default swap contracts held at December 31, 2008 have been entered into with Citibank, Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with contracts referenced to certain issuers held with more than one of these counterparties. As the company’s only exposure to loss on these contracts stems from the initial premium paid in cash to enter into the contract at inception, there are no requirements for the company to post collateral with respect to these contracts. With the exception of the Bank of Montreal (with which the company has placed only one small contract), the bank counterparties are required to post government debt securities as collateral in support of their total obligation owed to the company for all credit default swap contracts outstanding once such total obligation, aggregated for all contracts with that counterparty, exceeds a threshold amount (except for Citibank where there was no threshold), as defined in the individual master agreements with each counterparty.
The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The timing and amount of changes in fair value of fixed income securities and recoverable from reinsurers are by their nature uncertain. As a result of these data limitations and market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to credit risk.